UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13664

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PMI Group, Inc.

Savings and Profit-Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

The PMI Group, Inc. Savings and Profit-Sharing Plan

Financial Statements

and Supplemental Schedule (Modified Cash Basis)

With Report of Independent Auditors

As of December 31, 2002 and 2001 and for the year ended December 31, 2002

Report of Independent Auditors

The Participants of The PMI Group, Inc. Savings and Profit-Sharing Plan

and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The PMI Group, Inc. Savings and Profit-Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2002 and 2001, and changes therein (modified cash basis) for the year ended December 31, 2002, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 20, 2003

Los Angeles, California

The PMI Group, Inc. Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2002	2001
Assets
Cash	$29,304	$13,922
Investments, at fair value	51,318,747	53,565,732

Net assets available for benefits	$51,348,051	$53,579,654

See accompanying notes.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Statement of Changes in Net Assets Available for

Benefits (Modified Cash Basis)

Year ended December 31, 2002

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(7,921,565)
Interest and dividends	422,447

Total investment loss	(7,499,118)

Contributions:
Participants	5,224,923
Employer	3,278,742
Rollovers	176,999

Total contributions	8,680,664
Transfer from PMI Alternate 401(k) Plan	4,031

Total additions	1,185,577

Deductions
Benefits paid directly to participants	3,412,922
Administrative expenses	4,258

Total deductions	3,417,180

Net decrease	(2,231,603)

Net assets available for benefits:
Beginning of year	53,579,654

End of year	$51,348,051

See accompanying notes.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2002

1. Description of the Plan

The following description of The PMI Group, Inc. Savings and Profit-Sharing Plan (the Plan) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time and regular part-time employees of The PMI Group, Inc. (the Company) other than those classes of employees specifically excluded by the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 17% of their pretax annual compensation, as defined by the Plan, subject to annual limitations defined by the Internal Revenue Code (the “Code”). In addition, nonhighly compensated participants may elect to contribute to the Plan on an after-tax basis, provided the total contribution on a pretax and after-tax basis does not exceed 25% of compensation. Highly compensated participants are limited to a total of pretax and after-tax contribution equal to 17% of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit on defined contribution plans.

The Company makes basic matching contributions equal to 25% of the first 6% of each participant’s pretax compensation contributed to the Plan. An additional supplemental matching contribution may be made annually as determined by the Company in an amount up to 75% of the first 6% of each participant’s pretax compensation contributed to the Plan. Total matching contributions cannot exceed 6% of a participant’s compensation as defined by the Plan. Participants direct the investment of their contributions and the Company’s basic matching contributions. The Company’s supplemental matching contributions are invested in the Company’s common stock but may be transferred to other investment options as directed by the participant after being held in the Company’s common stock for a period of two years.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements (Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately fully vested in all contributions to their account and earnings thereon.

Participant Withdrawals

Withdrawals from the Plan are available upon hardship in accordance with Plan provisions. Upon termination of employment, a participant may elect to receive a lump-sum benefit. Upon attaining age 59½, participants may elect to receive either a lump-sum amount equal to their vested account balance or a portion paid in a lump sum with the remainder paid at a later date. At age 70½, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements (Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years. The loans are secured by the balance in the participants’ account balance and bear an interest rate equal to the prime rate published in the Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In event of the Plan’s termination, participants will remain fully vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements and supplemental schedule of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation (depreciation) in fair value of investments is recognized, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements (Modified Cash Basis) (continued)

2. Summary of Accounting Policies (continued)

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value which equals the quoted market price on the last day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on quoted redemption values on the last business day of the plan year. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded when received in accordance with the modified cash basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2001 financial statements have been conformed to the 2002 presentation.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements (Modified Cash Basis) (continued)

4. Investments

During 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Registered investment companies	$(1,460,244)
Common collective trust funds	(4,916,792)
Common stock	(1,544,529)

Total	$(7,921,565)

Investments that represent 5% or more of fair value of Plan’s net assets as follows:

	December 31
	2002	2001
Merrill Lynch Retirement Reserves Fund	$3,537,664	$2,928,211
BGI Lifepath 2010 Fund	2,899,961	3,453,674
PIMCO Total Return Fund	3,545,733	*
Merrill Lynch Equity Index Trust	9,118,439	*
Merrill Lynch Mid Cap Index Trust Fund	6,137,112	*

BGI S&P 500 Stock Fund	*	11,678,669
BGI S&P Mid Cap Stock Fund	*	7,052,748
PMI Group, Inc. common stock	12,945,248	13,012,916

*	Fair value of these investments does not exceed 5% of the Plan’s net assets for year indicated.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements (Modified Cash Basis) (continued)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments are as follows:

	December 31
	2002	2001
Net assets:
Cash	$29,304	$13,922
Money market fund	111,890	125,713
Common stock	12,945,248	13,012,916

Total	$13,086,442	$13,152,551

Year ended December 31, 2002
Changes in net assets:
Net realized and unrealized depreciation in fair value	$(1,544,529)
Interest and dividends	49,510
Contributions	2,817,699
Benefits paid directly to participants	(820,610)
Administrative expenses	(667)
Net transfer to participant directed accounts	(568,921)
Transfer from the PMI Alternate 401(k) Plan	1,409

$(66,109)

6. Transactions with Parties-in-Interest

Transactions in shares of Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2002, the Plan made purchases of $3,805,363 and sales of $1,593,958 of the Company’s common stock.

Supplemental Schedule

The PMI Group, Inc. Savings and Profit-Sharing Plan

EIN: 94-3199675; Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Registered investment companies:
	Templeton Foreign Fund	97,304.3292 shares	**	$808,599
	PIMCO Total Return Fund	332,308.6437 shares	**	3,545,733
	Van Kampen American Value Fund	26,555.2055 shares	**	401,249
	Van Kampen Aggressive Growth Fund	78,487.5016 shares	**	695,399
	Davis New York Venture Fund	40,879.8731 shares	**	856,025
*	Merrill Lynch Mid Cap Index Trust Fund	716,115.7501 shares	**	6,137,112
*	Merrill Lynch Fundamental Growth Fund	121,244.3344 shares	**	1,565,264
	ING Emerging Countries Fund	17,140.0556 shares	**	215,451
*	Merrill Lynch Small Cap Index Fund	684.8472 shares	**	5,671
	Common collective trust funds:
	BGI International Equity Fund	70,504.8675 units	**	807,281
	BGI Lifepath Income Fund	104,341.3341 units	**	1,669,461
	BGI Lifepath 2010 Fund	167,337.6131 units	**	2,899,961
	BGI Lifepath 2020 Fund	98,039.2055 units	**	1,717,647
	BGI Lifepath 2030 Fund	81,722.1357 units	**	1,444,847
	BGI Lifepath 2040 Fund	51,560.4904 units	**	930,667
*	Merrill Lynch Equity Index Trust Fund	145,545.7164 units	**	9,118,439
*	Merrill Lynch Retirement Preservation Trust Fund	665,019.2200 units	**	665,019
	Money market funds:
*	Merrill Lynch Retirement Reserves	3,537,664.2380 shares	$3,537,664	3,537,664
	CMA Money Fund	122,651.0000 shares	**	122,651
	Common stock:
*	The PMI Group, Inc.	430,922.0000 shares	10,621,828	12,945,248
*	Participant loans	Interest rates ranging from 5.75% to 10.50%, maturing through 2007	**	1,229,359

	Total investments			$51,318,747

* Indicates parties-in-interest to the Plan.

**Cost information has been omitted as these investments are entirely participant-directed.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Charles F. Broom

Charles F. Broom Plan Administrator

Date:	June 27, 2003

THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING PLAN

EXHIBIT INDEX

Exhibit Number:	Description:

23	Consent of Ernst & Young LLP, independent auditors

99	Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002